RECEIVED

2008 OCT 22 P 3:29

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

[redacted]

08005544

13 October 2008

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed an announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

PROCESSED
OCT 28 2008
THOMSON REUTERS

pp Helen Skelton
Company Secretary's Office

10/23

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Bradford & Bingley

Bradford & Bingley plc

10 October 2008

Dated Subordinated Notes

£250,000,000 Fixed Rate/Floating Rate Callable Step-Up Dated Subordinated Notes due January 2018 (XS0276330643)

£150,000,000 Floating Rate Dated Subordinated Notes due March 2054 (XS0215817718)

£200,000,000 Fixed Rate Step-Up Subordinated Notes due 12th December 2022 (XS0159302255)

£125,000,000 7.625 per cent. Subordinated Notes due 16th February 2010 (XS0108194407)

£125,000,000 6.625 per cent. Subordinated Notes due 16th June 2023 (XS0087993423)

Reference is made to the above-referenced notes, each issued by Bradford & Bingley plc (the "Dated Subordinated Notes").

The market has already been made aware of The Bradford & Bingley plc Transfer of Securities and Property etc. Order 2008 (the "Order") which was brought into force on 29 September 2008.

This announcement is required in accordance with Bradford & Bingley plc's on-going statutory disclosure requirements under the UK Listing Authority's Disclosure and Transparency Rules. It confirms to holders of the Dated Subordinated Notes that the Order modified rights and liabilities associated with the Dated Subordinated Notes. For full details of the Order see the attached link:
http://www.opsi.gov.uk/si/si2008/pdf/uksi_20082546_en.pdf

END

Contacts:
Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341
b&benquiries@bbg.co.uk

Bradford & Bingley

REG-Official List Restoration of Listing - Brad

Released: 03/10/2008
com:20081003:RnsC0205F

RNS Number : 0205F

Official List

03 October 2008

NOTICE OF RESTORATION OF LISTING TO THE OFFICIAL LIST

3/10/2008 9:00am

RESTORATION

Bradford & Bingley plc

The Financial Services Authority ("the FSA") restores the securities set out below to the Official List effective from 3/10/2008 9:00am:

Floating Rate Notes due 29/09/2008 (XS0166211705)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 10/12/2009 (XS0159610400)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 11/12/2007 (XS0159606630)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Fixed Rate Step-Up Subordinated Notes due 12/12/2022 (XS0159302255)
fully paid
(Represented by notes to bearer of GBP1,000, GBP10,000 & GBP100,000 each)

5.125% Notes due 10/12/2008 (XS0159266351)
fully paid
(Represented by notes to bearer of GBP1,000, GBP10,000 & GBP100,000 each)

Floating Rate Notes due 18/06/2009 (XS0149901273)
fully paid
(Represented by notes to bearer of GBP100,000 each)

6.462% Undated Subordinated Notes (GB0031670762)
fully paid
(Represented by notes to bearer of GBP1,000 each)

6.625% Subordinated Notes due 16/06/2023 (XS0087993423)
fully paid
(Represented by notes to bearer of GBP10,000 & GBP100,000 each)

11 5/8% Perpetual Subordinated Bonds (GB0002233913)
fully paid
(Registered in denominations of GBP10,000 & intergral multiples thereof)

13% Perpetual Subordinated Bonds (GB0002228939)
fully paid(Registered in denomination of GBP10,000 & intergral multiple thereof)

7.625% Subordinated Notes due 16/02/2010 (XS0108194407)
fully paid
(Represented by notes to bearer of GBP1,000 each)

5.625% Step-Up Undated Subordinated Notes (XS0167366433)
fully paid
(Represented by notes to bearer of GBP1,000, GBP10,000 & GBP100,000 each)

Floating Rate Notes due 30/10/2008 (XS0168194172)
fully paid
(Represented by notes to bearer of GBP100,000 each)

Floating Rate Notes due 10/11/2008 (XS0168507308)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 15/05/2009 (XS0168507993)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 14/11/2008 (XS0168679008)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 16/03/2009 (XS0170539141)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 06/07/2009 (XS0171551566)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 29/12/2008 (XS0171551723)

fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 23/01/2009 (XS0172973413)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 18/05/2009 (XS0174373562)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 21/08/2009 (XS0174373307)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 13/02/2009 (XS0174976349)
fully paid
(Represented by notes to bearer of GBP100,000 each)

Puttable Step Up Floating Rate Notes due 25/09/2009 (XS0177206512)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 09/10/2009 (XS0177078259)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 20/10/2008 (XS0178381645)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 31/10/2008 (XS0178381728)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 22/04/2009 (XS0178883079)
fully paid
(Represented by notes to bearer of GBP1,000 each).

Floating Rate Notes due 15/04/2009 (XS0178886254)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 18/05/2009 (XS0179662357)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 27/11/2008 (XS0180938630)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 27/11/2009 (XS0180938556)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 28/11/2008 (XS0181375006)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 07/12/2009 (XS0181746008)
fully paid
(Represented by notes to bearer of GBP1,000 each)

6.00% Perpetual Subordinated Callable Step-up Notes due (XS0181867309)
10/12/2019
fully paid
(Represented by notes to bearer of GBP1000, GBP10,000
and GBP100,000 each)

Floating Rate Notes due 10/12/2009 (XS0182222306)
fully paid
(Represented by notes to bearer of GBP10 000 each)

Floating Rate Notes due 02/07/2009 (XS0183044733)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 07/01/2010 (XS0183044493)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 16/07/2009 (XS0183579761)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 28/01/2009 (XS0184512126)
fully paid
(Represented by notes to bearer of EUR1,000 each)

Floating Rate Notes due 01/02/2010 (XS0184660586)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 11/02/2009 (XS0185418588)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 25/08/2009 (XS0187135602)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 03/03/2010 (XS0188155161)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 25/03/2011 (XS0188675085)
fully paid
(Represented by notes to bearer of EUR10,000 & EUR100,000 each)

Floating Rate Notes due 26/04/2010 (XS0191327658)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 21/04/2010 (XS0191469955)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 23/04/2010 (XS0191585941)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 30/04/2010 (XS0191514099)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 12/11/2009 (XS0192654985)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 20/05/2010 (XS0192954278)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 28/06/2010 (XS0195618284)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 21/01/2010 (XS0196965536)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 06/08/2010 (XS0198295619)

fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 25/08/2010 (XS0200105418)
fully paid
(Represented by note to bearer of GBP10,000 each)

Floating Rate Notes due 17/09/2010 (XS0201214755)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 29/03/2010 (XS0202056106)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 29/09/2014 (XS0201827929)
fully paid
(Represented by notes to bearer of EUR100,000 each)

Floating Rate Notes due 19/10/2010 (XS0202323159)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 05/10/2009 (XS0201789491)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 27/10/2010 (XS0204882475)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 12/11/2010 (XS0205459257)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Puttable Floating Rate Notes due 22/11/2010 (XS0205788663)
fully paid
(Represented by a note to bearer)

Floating Rate Notes due 12/11/2010 (XS0205787939)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Puttable Floating Rate Notes due 22/11/2010 (XS0205786964)
fully paid
(Represented by a note to bearer)

Floating Rate Notes due 19/11/2010 (XS0206028648)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 24/11/2009 (XS0205822512)
fully paid
(Represented by notes to bearer of EUR1,000 each)

5.20% Notes due 17/12/2008 (XS0207806224)
fully paid
(Represented by notes to bearer of GBP100,000 each)

Floating Rate Notes due 17/06/2010 (XS0208369115)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 22/12/2010 (XS0209198174)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 26/01/2015 (XS0210889605)
fully paid
(Represented by notes to bearer of EUR100,000 each)

Floating Rate Notes due 01/02/2011 (XS0211246300)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 01/02/2010 (XS0211029540)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 15/09/2010 (XS0215042465)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 16/03/2011 (XS0215699330)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 28/06/2010 (XS0214154212)
fully paid
(Represented by notes to bearer of GBP100 , GBP1,000
and GBP100,000 each)

Floating Rate Notes due 19/04/2011 (XS0217692150)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 13/05/2011 (XS0212921687)
fully paid
(Represented by notes to bearer of GBP1,000 each)

3.625% Notes due 28/04/2014 (XS0218279759)
fully paid
(Represented by notes to bearer of EUR100,000 each)

Floating Rate Notes due 15/06/2010 (XS0221448805)
fully paid
(Represented by notes to bearer of EUR10,000 each)

Floating Rate Dated Subordinated Notes due 31/03/2054 (XS0215817718)
fully paid
(Represented by notes to bearer of GBP100,000 each)

Floating Rate Notes due 17/08/2009 (XS0226623097)
fully paid
(Represented by notes to the bearer of JPY10,000,000 each)

Floating Rate Notes due 21/03/2011 (XS0230455163)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 20/11/2015 (XS0236235361)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 23/05/2011 (XS0236339494)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 24/01/2011 (XS0240945377)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP1,000 thereafter)

Floating Rate Notes due 29/07/2011 (XS0242632742)
fully paid
(Represented by notes to bearer of GBP1,000 each)

0.10% Notes due 22/01/2009 (XS0246224280)
fully paid
(Represented by notes to bearer of JPY10,000,000 each)

Floating Rate Notes due 08/03/2011 (XS0246855356)

fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 21/09/2011 (XS0248446840)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 10/05/2012 (XS0254736472)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP1,000 thereafter)

Floating Rate Notes due 12/11/2010 (XS0254039596)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP50,000 thereafter)

Floating Rate Notes due 20/09/2011 (XS0267636495)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 11/10/2011 (XS0270854317)
fully paid
(Represented by notes to bearer of USD100,000 each)

5.500%/Floating Rate Callable Step-Up Dated Subordinated Notes due 15/01/2018 (XS0276330643)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP1,000 thereabove)

Floating Rate Notes due 19/01/2012 (XS0283152956)
fully paid
(Represented by notes to bearer of GBP50,000 each)

4.90% Notes due 01/02/2047 (XS0281590488)
fully paid
(Represented by notes to bearer of EUR50,000 each)

5.625% Notes due 02/02/2013 (XS0285390026)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP50,000 thereafter)

5.93% Notes due 19/02/2010 (XS0286556229)
fully paid
(Represented by notes to bearer of GBP50,000 each)

Floating Rate Notes due 14/02/2013 (XS0288171696)

fully paid
(Represented by notes to bearer of GBP50,000 each)

Floating Rate Notes due 23/02/2009 (XS0287966179)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 23/03/2009 (XS0292638847)
fully paid
(Represented by notes to bearer of GBP50,000 each)

Floating Rate Notes due 11/05/2009 (XS0300152740)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 08/06/2009 (XS0303878135)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 22/08/2013 (XS0318465795)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP1,000 in excess thereof up to and including GBP99,000)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

END

RENMJBRTMMAMMIP

Bradford & Bingley

REG-HM Treasury Government Guarantee Arrangem

Released: 29/09/2008
com:20080929:Rnsc5861E

RNS Number : 5861E

HM Treasury

29 September 2008

Government Guarantee Arrangements : Bradford & Bingley plc

The Chancellor of the Exchequer today has confirmed that, following advice from the Governor of the Bank of England and the Chairman of the FSA, HM Treasury has put in place, with immediate effect, guarantee arrangements to safeguard certain wholesale borrowings, and derivative transactions of and wholesale deposits with, Bradford & Bingley plc ("Bradford & Bingley") existing as at midnight on 28 September 2008.

Arrangements will be put in place to ensure that Bradford & Bingley will pay an appropriate fee for the provision of these arrangements in order to ensure it does not receive a commercial advantage.

Technical note:

These notes set out in further detail the guarantee arrangements announced today by HM Treasury to safeguard certain wholesale borrowings, and derivative transactions of and wholesale deposits with, Bradford & Bingley.

HM Treasury will ensure that unsecured and unsubordinated wholesale deposits and unsecured and unsubordinated wholesale borrowings, existing as at midnight on 28 September 2008 (the "relevant time") and any accumulated interest on them will be repaid when falling due. The guarantee arrangements also cover unsecured swap and other derivative contracts entered into by Bradford & Bingley existing as at the relevant time.

In respect of all secured derivatives and all wholesale borrowings which are secured and which are existing at the relevant time, HM Treasury will guarantee the payment obligations of Bradford & Bingley to the extent that those obligations exceed the available proceeds of the realised security for the relevant derivative or borrowing.

Repurchase and securities lending transactions and other transactions involving the creation of an economic effect equivalent to a security interest (with the exception of rights of set-off) will also be secured for these purposes.

Where Bradford & Bingley or the counterparty of Bradford & Bingley may lawfully set off amounts owed by Bradford & Bingley against amounts owed by the counterparty to Bradford & Bingley or is entitled for any other reason to exercise rights of set-off or similar rights, payments under the guarantee arrangements will be of the net amount.

The guarantee arrangements will cover all unsubordinated borrowings from and wholesale deposits with Bradford & Bingley made by Bradford & Bingley International Limited (Bradford & Bingley's Isle of Man subsidiary), and any other unsubordinated debt due from Bradford & Bingley to Bradford & Bingley

International Limited, in each case in existence at the relevant time.

The guarantee arrangements also include Bradford and Bingley's obligations in respect of its covered bonds.

Exclusions from scope

The scope of the guarantee arrangements means they will not extend to, amongst others, the following liabilities of Bradford & Bingley or its group:

* securities issued pursuant to Bradford & Bingley's securitisation programme;
* subordinated or other hybrid capital instruments;
* liabilities owed by Bradford & Bingley to its subsidiary companies, save for those obligations referred to above owed to Bradford & Bingley International Limited;
* any retail and wholesale deposits with and wholesale borrowing by or other liabilities (including, without limitation, liabilities pursuant to swap or other derivative transactions) of the subsidiaries of Bradford & Bingley;
* liabilities of Bradford & Bingley which are not in respect of borrowing or financial indebtedness, for example trade creditors, salary payments to employees and tax liabilities; and
* liabilities owed by Bradford & Bingley to the Financial Services Compensation Scheme.

Continuation of the guarantee arrangements

The continuation of these guarantee arrangements beyond six months will require the submission and approval of a restructuring plan in accordance with the European Commission's Rescue and Restructuring Guidelines. HM Treasury intends to submit such a plan shortly.

END

STRILFFSAEIAFIT

Bradford & Bingley

REG-Banco Santander S.A. Presentation to analysts and

Released: 29/09/2008
com:20080929:Rnsc5401E

RNS Number : 5401E

Banco Santander S.A.

29 September 2008

Presentation regarding the acquisition by Abbey of the distribution channels and retail deposits of Bradford & Bingley.

Copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority`s Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Warf

London

E14 5HS

This information is provided by RNS

The company news service from the London Stock Exchange

END

DOCPUUUUBUPRGUB

REG-Banco Santander S.A. Conference call to analysts a

Released: 29/09/2008
com:20080929:Rnsc5381E

RNS Number : 5381E

Banco Santander S.A.

29 September 2008

OTHER NOTIFICATIONS

Banco Santander hereby announces that today, 29th September, a conference call will be held with analysts and investors regarding the acquisition by Abbey of the distribution channels and retail deposits of Bradford & Bingley. The conference call will take place at 13:30 hours at the Grupo Santander Financial City - Boadilla del Monte (Madrid) and may be followed direct via the telephone number (+44) (0) 203 0 432 434 and in recorded version via (+44) (0) 207 10 86 207 (access code 193495#).

Boadilla del Monte (Madrid), 29th September 2008

END

MSCUKSKRWBRKURR

Bradford & Bingley

REG-Banco Santander S.A. Acquisition

Released: 29/09/2008
com:20080929:Rnsc5203E

RNS Number : 5203E

Banco Santander S.A.

29 September 2008

MATERIAL FACT ANNOUNCEMENT

Bradford & Bingley's direct channels and retail deposits to transfer to Abbey

Following the announcement by HM Treasury (29 September 2008) to take Bradford & Bingley plc (B&B) into public ownership, the retail deposits, branch network and its related employees will transfer, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey National plc ("Abbey"), a wholly-owned subsidiary of Banco Santander S.A. ("Santander").

As outlined in the HM Treasury statement, all of B&B's customer loans and treasury assets, which includes the £41 billion of mortgage assets, will be taken under public ownership.

The transfer to Abbey consists of:

. £20 billion retail deposit base with 2.7 million customers;

. B&B's direct channels including 197 retail branches, 141 agencies (distribution outlets in 3rd party premises) and related employees.

The acquisition price will be £612 million, including the transfer of £208 million of capital relating to offshore companies.

The transfer of the B&B's customers and their retail deposits further strengthens Abbey's retail customer deposit base and franchise. It also allows Santander to deliver increased critical mass in the UK through greater distribution scale.

The combined business of Abbey, Alliance & Leicester (A&L) and B&B will have 1,286 branches with a good geographic spread across the UK. In addition, it is also expected that upon completion of the transfer, Santander's UK market share of retail deposits will increase to around 10%1, and the combined business will also have a customer base of 24 million.

Antonio Horta-Osorio, Chief Executive of Abbey, said: "This is good news for Bradford & Bingley's savings customers. They can be certain that their hard-earned savings are with a bank they can trust as Abbey is part of the Santander Group, one of the world's most successful banks. It has an AA credit rating and a strong retail focus with more branches worldwide than any other international bank. As such, Santander has been well-positioned to succeed in the current market turbulence.

"The transfer of deposits and the branch network further increases the scale of our operations in the UK to around 10% of the market, an important strategic objective for us. We will significantly increase the potential of our distribution capability through the additional branches and have brought a further 2.7 million customers to the bank."

Bradford & Bingley's customers will continue to use their existing channels - branches, telephone and internet - for transactions, as usual. The Bradford & Bingley brand will also remain.

1 Retail deposit market share based upon combination of Abbey, A&L and B&B, subject to the successful completion of A&L transaction and transfer of B&B

retail deposits.

Boadilla del Monte (Madrid) 29 September, 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

ACQUKSBRWARKURR

Bradford & Bingley

REG-H M Treasury Financial Services Compensation Scheme

Released: 29/09/2008
com:20080929:Rnsc5188E

RNS Number : 5188E

H M Treasury

29 September 2008

29 September 2008

RNS - FINANCIAL SERVICES COMPENSATION SCHEME

The FSCS has been triggered following the failure of Bradford & Bingley to meet its regulatory requirements and its declaration of default by the FSA, prior to the making of the Transfer Order.

Under the Transfer Order, the FSCS has paid out approximately £14bn to enable retail deposits held in Bradford & Bingley and covered by the FSCS to be transferred to Abbey Santander. The Treasury has made a payment to Abbey Santander for retail deposit amounts not covered by the FSCS, amounting to approximately £4bn, to be transferred to Abbey Santander. In return, the FSCS and the Treasury have acquired rights in respects of the proceeds of the wind-down and realisation of the assets of the remaining business of Bradford & Bingley in public ownership.

The FSCS has financed its payout through a short-term loan from the Bank of England, which it is intended will be replaced with a loan from the Government after a short period of time. The repayment terms of the loan for the first three years provide for repayment of interest at a rate of one-year LIBOR plus 30 basis points, plus the repayment of any recoverables accruing to the FSCS from the wind-down of the business against the principal outstanding. The first payment, for interest from the period from now until end-March 2009, will take place at end-September 2009 and subsequent payments will be made annually thereafter. It is currently estimated that the first payment required in September 2009 by the FSCS under the loan will be approximately £450 million. After the first three years, it is intended that the loan will be refinanced by the Treasury, repayments of the principal to be made over a period of years in the light of prevailing market conditions.

The Chancellor of the Exchequer today confirms that the Government stands behind the FSCS, so it can be relied on to be able to play its role in meeting future claims that arise.

END

MSCLLMFTMMITMRP

Bradford & Bingley

REG-Bradford&Bingley PLC Public Ownership & Sale of Savings Business

Released: 29/09/2008
com:20080929:Rnsc5189E

RNS Number : 5189E

Bradford & Bingley PLC

29 September 2008

Bradford & Bingley plc

Public Ownership and Sale of Savings Business

29 September 2008

The Board of Bradford & Bingley plc ("Bradford & Bingley", "the Company" or "the Group") note the announcement by H M Treasury that it has today acquired all the shares in Bradford & Bingley, that all share options and other entitlements to shares issued by the Company have been extinguished and that the Group's savings business and branches have been transferred to the Banco Santander group ("Santander"), in each case, by way of a Transfer Order made under the Banking (Special Provisions) Act 2008.

Santander is a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European and Latin American countries (including the United Kingdom). With the transfer of our savings business to Santander, savings customers can be confident that their money is secure in a well funded bank. The rest of the Group's business, including the mortgage operation, has been taken into public ownership by the Government. Mortgage customers should continue to make payments as usual. Both the savings business and mortgage operations will continue to operate as normal through these changes and branches, ATMs and on-line accounts will all be operating as usual.

END

Further information

Further information on the Group and its business is available from the Company's website www.bbg.co.uk.

Enquiries

For further information please contact:

Investor Relations	Media Relations
Katherine Conway	Matthew Newton Finsbury
+44 (0) 1274 554928	+44 (0) 20 7251 3801
Neil Vanham	Nickie Aiken, Press Office
+44 (0) 1274 806341	+44 (0) 20 7067 5645

END

MSCSEASMUSASELU

Bradford & Bingley

REG-H M Treasury Bradford & Bingley Plc - Arrangements

Released: 29/09/2008
com:20080929:Rnsc5187E

RNS Number : 5187E

H M Treasury

29 September 2008

RNS

The Chancellor of the Exchequer today announces that, following advice from the Governor of the Bank of England and the Chairman of the FSA, HM Treasuryis putting in place, with immediate effect, guarantee arrangements to safeguard certain wholesale borrowings, and derivative transactions of and wholesale deposits with, Bradford & Bingley plc ("Bradford & Bingley") existing as at midnight on 28 September 2008.

Arrangements will be put in place to ensure that Bradford & Bingley will pay an appropriate fee for the provision of these arrangements in order to ensure it does not receive a commercial advantage.

NOTES TO EDITORS:

Technical note:

These notes set out in further detail the guarantee arrangements announced today by HM Treasury to safeguard certain wholesale borrowings, and derivative transactions of and wholesale deposits with, Bradford & Bingley.

HM Treasury will ensure that unsecured and unsubordinated wholesale deposits and unsecured and unsubordinated wholesale borrowings, existing as at midnight on 28 September 2008 (the "relevant time") and any accumulated interest on them will be repaid when falling due. The guarantee arrangements also cover unsecured swap and other derivative contracts entered into by Bradford & Bingley existing as at the relevant time.

In respect of all secured derivatives and all wholesale borrowings which are secured and which are existing at the relevant time, HM Treasury will guarantee the payment obligations of Bradford & Bingley to the extent that those obligations exceed the available proceeds of the realised security for the relevant derivative or borrowing.

Where Bradford & Bingley or the counterparty of Bradford & Bingley may lawfully set off amounts owed by Bradford & Bingley against amounts owed by the counterparty to Bradford & Bingley or is entitled for any other reason to exercise rights of set-off or similar rights, payments under the guarantee arrangements will be of the net amount.

The guarantee arrangements will cover all unsubordinated borrowings from and wholesale deposits with Bradford & Bingley made by Bradford & Bingley International Limited (Bradford & Bingley's Isle of Man subsidiary), and any other unsubordinated debt due from Bradford & Bingley to Bradford & Bingley International Limited, in each case in existence at the relevant time.

Exclusions from scope

The scope of the guarantee arrangements means they will not extend to, amongst others, the following liabilities of Bradford & Bingley or its group:

- covered bonds;
- securities issued pursuant to Bradford & Bingley's securitisation programme;

. subordinated or other hybrid capital instruments;

. liabilities owed by Bradford & Bingley to its subsidiary companies, save for those obligations referred to above owed to Bradford & Bingley International Limited;

. any retail and wholesale deposits with and wholesale borrowing by or other liabilities (including, without limitation, liabilities pursuant to swap or other derivative transactions) of the subsidiaries of Bradford & Bingley;

. liabilities of Bradford & Bingley which are not in respect of borrowing or financial indebtedness, for example trade creditors, salary payments to employees and tax liabilities; and

. liabilities owed by Bradford & Bingley to the Financial Services Compensation Scheme.

Continuation of the guarantee arrangements

The continuation of these guarantee arrangements beyond six months will require the submission and approval of a restructuring plan in accordance with the European Commission's Rescue and Restructuring Guidelines. HM Treasury intends to submit such a plan shortly.

This information is provided by RNS

The company news service from the London Stock Exchange

END

MSCEAKNNADXPEEE

REG-Abbey National PLC B&B's Direct Channels & Deposits Transfer to Abbey

Released: 29/09/2008
com:20080929:Rnsc5164E

RNS Number : 5164E

Abbey National PLC

29 September 2008

29 September 2008

Bradford & Bingley's direct channels and retail deposits to transfer to Abbey

Following the announcement by HM Treasury (29 September 2008) to take Bradford & Bingley plc (B&B) into public ownership, the retail deposits, branch network and its related employees will transfer, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey National plc ("Abbey"), a wholly-owned subsidiary of Banco Santander S.A. ("Santander").

As outlined in the HM Treasury statement, all of B&B's customer loans and treasury assets, which includes the £41 billion of mortgage assets, will be taken under public ownership.

The transfer to Abbey consists of:

- £20 billion retail deposit base with 2.7 million customers;
- B&B's direct channels including 197 retail branches, 141 agencies (distribution outlets in 3rd party premises) and related employees.

The acquisition price will be £612 million, including the transfer of £208 million of capital relating to offshore companies.

The transfer of the B&B's customers and their retail deposits further strengthens Abbey's retail customer deposit base and franchise. It also allows Santander to deliver increased critical mass in the UK through greater distribution scale.

The combined business of Abbey, Alliance & Leicester (A&L) and B&B will have 1,286 branches with a good geographic spread across the UK. In addition, it is also expected that upon completion of the transfer, Santander's UK market share of retail deposits will increase to around 10%1, and the combined business will also have a customer base of 24 million.

Antonio Horta-Osorio, Chief Executive of Abbey, said: "This is good news for Bradford & Bingley's savings customers. They can be certain that their hard-earned savings are with a bank they can trust as Abbey is part of the Santander Group, one of the world's most successful banks. It has an AA credit rating and a strong retail focus with more branches worldwide than any other international bank. As such, Santander has been well-positioned to succeed in the current market turbulence.

"The transfer of deposits and the branch network further increases the scale of our operations in the UK to around 10% of the market, an important strategic objective for us. We will significantly increase the potential of our distribution capability through the additional branches and have brought a further 2.7 million customers to the bank."

Bradford & Bingley's customers will continue to use their existing channels - branches, telephone and internet - for transactions, as usual. The Bradford & Bingley brand will also remain.

Ends

1 Retail deposit market share based upon combination of Abbey, A&L and B&B, subject to the successful completion of A&L transaction and transfer of B&B retail deposits.

Abbey & Santander

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander, S.A. ("Santander") (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 13,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275

This information is provided by RNS

The company news service from the London Stock Exchange

END

ACQPUUGABUPRUAB

Bradford & Bingley

REG-H M Treasury Statement re Bradford & Bingley Plc

Released: 29/09/2008
com:20080929:Rnsc5186E

RNS Number : 5186E

H M Treasury

29 September 2008

Bradford & Bingley plc

* Today, the Chancellor of the Exchequer, announced that by order under the Banking (Special Provisions) Act 2008, Bradford & Bingley's UK and Isle of Man retail deposit business along with its branch network has been transferred to Abbey National plc. This transfer follows a competitive auction process for this part of the business, conducted by Morgan Stanley on behalf of HM Treasury. The remainder of Bradford & Bingley's business will be taken into public ownership.
* This action by the Tripartite Authorities, protects savers' money by transferring their money to Abbey. Bradford & Bingley's branches, call centres and internet operations will be open for business as usual to provide continuity of service to customers.
* Following recent turbulence in global financial markets, Bradford & Bingley has found itself under increasing pressure as investors and lenders lost confidence in its ability to carry on as an independent institution. The FSA determined on Saturday morning that the firm no longer met its threshold conditions for operating as a deposit taker under the Financial Services and Markets Act 2000 and FSA rules.
* The Government, on the advice of the FSA and the Bank of England, acted immediately to maintain financial stability and protect depositors, while minimising the exposure to taxpayers. It has worked over the weekend to bring about the part public, part private solution which best meets those objectives.
* For savers and borrowers of Bradford & Bingley it will be business as usual. Customers should continue to use their normal branches to access their accounts. The transfer of the retail deposit book has been backed by cash from HM Treasury and the Financial Services Compensation Scheme. Further details about these arrangements are set out below.
* Branches will be open this morning as usual, and internet, call centre, and all other transaction services will operate as normal. Although some of those employees are now employed under Abbey, they should all attend their workplace in the normal way. Savers' money remains absolutely safe and secure. Borrowers should continue to make their payments in the normal way.
* The remaining assets and liabilities of Bradford & Bingley - principally comprising its mortgage book, personal loan book, headquarters and relevant staff, and treasury assets and its wholesale liabilities - will be taken into public ownership through the transfer to the Treasury of the company's shares. HM Treasury and the Financial Services Compensation Scheme will recover payments in the wind-down of the remainder of Bradford & Bingley. To provide assurance to wholesale depositors and borrowers, and to preserve financial stability in this case and maximise proceeds in the wind-down, the Government has put in place guarantee arrangements for six months to safeguard certain wholesale borrowings and deposits with Bradford & Bingley. It is the Government's current intention to seek state aid approval from the European Commission to extend these guarantee arrangements as part of the restructuring of Bradford & Bingley.
* The FSCS has been triggered following the failure of Bradford & Bingley to meet its regulatory requirements, prior to the making of the Transfer Order.
* Under the Transfer Order, the FSCS has paid out approximately £14bn to enable retail deposits held in Bradford & Bingley and covered by the FSCS to be transferred to Abbey. The Treasury has made a payment to Abbey for retail deposit amounts not covered by the FSCS, amounting to approximately £4bn, to be transferred to Abbey. In return, the FSCS and the Treasury have acquired rights in respects of the proceeds of the wind-down and realisation of the assets of the remaining business of Bradford & Bingley in public ownership.
* The FSCS has financed its payout through a short-term loan from the Bank of

England, which will be replaced with a loan from the Government after a short period of time. The repayment terms of the loan for the first three years provide for repayment of interest at a rate of one-year LIBOR plus 30 basis points, plus the repayment of any recoverables accruing to the FSCS from the wind-down of the business against the principal outstanding. The first payment, for interest from the period from now until end-March 2009, will take place at end-September 2009 and subsequent payments will be made annually thereafter. It is currently estimated that the first payment required in September 2009 by the FSCS under the loan will be approximately £450 million. After the first three years, it is intended that the loan will be refinanced by the Treasury, repayments of the principal to be made over a period of years in the light of prevailing market conditions.

* The Chancellor of the Exchequer today confirms that the Government stands behind the FSCS, so it can be relied on to be able to play its role in meeting future claims that arise.
* In the initial period of public ownership the senior management team of Bradford & Bingley will remain in place to manage the transition. The Chief Executive will continue to be Richard Pym.Over time the Government will look at the management of the residual assets to ensure that this is being done in the most efficient manner.
* In the Transfer Order, the Government has varied the terms of Bradford & Bingley's dated subordinated debt in order to allow for the wind-down. The Transfer Order also, among other things, extinguishes existing share options and provides for rights and obligations of lenders, bond holders, swap counterparties, suppliers and other counterparties which would otherwise be triggered by the transfer not to be triggered.
* The Treasury with the other Tripartite Authorities, acting in their respective capacities, sought a range of private sector solutions before taking this action. However, with its financial advisor, HM Treasury concluded that this option best delivered its objectives of maintaining financial stability, protecting consumers and protecting taxpayers.
* The listing of Bradford & Bingley's shares has been cancelled.
* The Banking (Special Provisions) Act 2008 also provides for a compensation Order to be made. This order - relating to compensation for shareholders and others whose rights may have been affected by the transfer into public ownership - will be laid in due course.

In due course the Government will set out further information on the operational management of the residual part of Bradford & Bingley which has been taken into public ownership.

END

STRFGGZLVLVGRZG

Bradford & Bingley

REG-Official List Temporary Suspension-Bradford & Bingley Plc

Released: 29/09/2008
com:20080929:Rnsc5169E

RNS Number : 5169E

Official List

29 September 2008

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

29/09/2008 7:30am

TEMPORARY SUSPENSION

Bradford & Bingley plc

The Financial Services Authority ("the FSA") temporarily suspends the securities set out below from the Official List effective from 29/09/2008 7:30am pending clarification:

Floating Rate Notes due 29/09/2008 (XS0166211705)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 27/06/2007 (XS0161272306)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 10/12/2009 (XS0159610400)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 11/12/2007 (XS0159606630)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Fixed Rate Step-Up Subordinated Notes due 12/12/2022 (XS0159302255)
fully paid
(Represented by notes to bearer of GBP1,000, GBP10,000 & GBP100,000 each)

5.125% Notes due 10/12/2008 (XS0159266351)
fully paid
(Represented by notes to bearer of GBP1,000, GBP10,000 & GBP100,000 each)

4.614% Notes due 20/08/2007 (XS0158193911)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 18/06/2009 (XS0149901273)
fully paid
(Represented by notes to bearer of GBP100,000 each)

6.462% Undated Subordinated Notes (GB0031670762)
fully paid
(Represented by notes to bearer of GBP1,000 each)

FTSE 100 Index Linked Notes due 23/04/2004 (XS0092896157)
fully paid
(Represented by notes to bearer of GBP10,000 each)

6.625% Subordinated Notes due 16/06/2023 (XS0087993423)
fully paid
(Represented by notes to bearer of GBP10,000 & GBP100,000 each)

11 5/8% Perpetual Subordinated Bonds (GB0002233913)
fully paid
(Registered in denominations of GBP10,000 & integral multiples thereof)

13% Perpetual Subordinated Bonds (GB0002228939)
fully paid(Registered in denomination of GBP10,000 & integral multiple thereof)

Ordinary Shares of 25p each (GB0002228152)
fully paid

7.625% Subordinated Notes due 16/02/2010 (XS0108194407)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Step-up Subordinated Notes due 27/12/2011 (XS0070289466)
fully paid
(Represented by notes to bearer of GBP100,000 each)

FTSE 100 Index Linked Notes due 23/04/2004 (XS0092896074)
fully paid
(Represented by notes to bearer of GBP10,000 each)

5.625% Step-Up Undated Subordinated Notes (XS0167366433)
fully paid
(Represented by notes to bearer of GBP1,000, GBP10,000 & GBP100,000 each)

Floating Rate Notes due 30/10/2008 (XS0168194172)

fully paid
(Represented by notes to bearer of GBP100,000 each)

Floating Rate Notes due 10/11/2008 (XS0168507308)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 15/05/2009 (XS0168507993)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 14/11/2008 (XS0168679008)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 16/03/2009 (XS0170539141)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 06/07/2009 (XS0171551566)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 29/12/2008 (XS0171551723)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 29/08/2008 (XS0171544355)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 23/01/2009 (XS0172973413)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 18/05/2009 (XS0174373562)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 21/08/2009 (XS0174373307)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 13/02/2009 (XS0174976349)
fully paid
(Represented by notes to bearer of GBP100,000 each)

Floating Rate Notes due 19/09/2008 (XS0176383940)
fully paid
(Represented by notes to bearer of USD10,000 & USD100,000 each)

Puttable Step Up Floating Rate Notes due 25/09/2009 (XS0177206512)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 09/10/2009 (XS0177078259)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 20/10/2008 (XS0178381645)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 31/10/2008 (XS0178381728)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 22/04/2009 (XS0178883079)
fully paid
(Represented by notes to bearer of GBP1,000 each).

Floating Rate Notes due 15/04/2009 (XS0178886254)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 18/05/2009 (XS0179662357)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 27/11/2008 (XS0180938630)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 27/11/2009 (XS0180938556)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 28/11/2008 (XS0181375006)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 07/12/2009 (XS0181746008)
fully paid
(Represented by notes to bearer of GBP1,000 each)

6.00% Perpetual Subordinated Callable Step-up Notes due 10/12/2019 (XS0181867309)
fully paid
(Represented by notes to bearer of GBP1000, GBP10,000 and GBP100,000 each)

Floating Rate Notes due 10/12/2009 (XS0182222306)
fully paid
(Represented by notes to bearer of GBP10 000 each)

Floating Rate Notes due 02/07/2009 (XS0183044733)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 07/01/2010 (XS0183044493)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 16/07/2009 (XS0183579761)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 28/01/2009 (XS0184512126)
fully paid
(Represented by notes to bearer of EUR1,000 each)

Floating Rate Notes due 01/02/2010 (XS0184660586)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 11/02/2009 (XS0185418588)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 25/08/2009 (XS0187135602)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 03/03/2010 (XS0188155161)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 25/03/2011 (XS0188675085)
fully paid
(Represented by notes to bearer of EUR10,000 & EUR100,000 each)

Floating Rate Notes due 26/04/2010 (XS0191327658)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 21/04/2010 (XS0191469955)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 23/04/2010 (XS0191585941)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 30/04/2010 (XS0191514099)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 12/11/2009 (XS0192654985)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 20/05/2010 (XS0192954278)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 28/06/2010 (XS0195618284)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 21/01/2010 (XS0196965536)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 06/08/2010 (XS0198295619)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 25/08/2010 (XS0200105418)
fully paid
(Represented by note to bearer of GBP10,000 each)

Floating Rate Notes due 17/09/2010 (XS0201214755)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 29/03/2010 (XS0202056106)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 29/09/2014 (XS0201827929)
fully paid
(Represented by notes to bearer of EUR100,000 each)

Floating Rate Notes due 19/10/2010 (XS0202323159)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 05/10/2009 (XS0201789491)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 27/10/2010 (XS0204882475)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 12/11/2010 (XS0205459257)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Puttable Floating Rate Notes due 22/11/2010 (XS0205788663)
fully paid
(Represented by a note to bearer)

Floating Rate Notes due 12/11/2010 (XS0205787939)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Puttable Floating Rate Notes due 22/11/2010 (XS0205786964)
fully paid
(Represented by a note to bearer)

Floating Rate Notes due 19/11/2010 (XS0206028648)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 24/11/2009 (XS0205822512)
fully paid
(Represented by notes to bearer of EUR1,000 each)

5.20% Notes due 17/12/2008 (XS0207806224)
fully paid
(Represented by notes to bearer of GBP100,000 each)

Floating Rate Notes due 17/06/2010 (XS0208369115)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 22/12/2010 (XS0209198174)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 26/01/2015 (XS0210889605)
fully paid
(Represented by notes to bearer of EUR100,000 each)

Floating Rate Notes due 01/02/2011 (XS0211246300)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 01/02/2010 (XS0211029540)
fully paid
(Represented by notes to bearer of GBP10,000 each)

Floating Rate Notes due 15/09/2010 (XS0215042465)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 16/03/2011 (XS0215699330)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 28/06/2010 (XS0214154212)
fully paid
(Represented by notes to bearer of GBP100 , GBP1,000 and GBP100,000 each)

Floating Rate Notes due 19/04/2011 (XS0217692150)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 13/05/2011 (XS0212921687)
fully paid
(Represented by notes to bearer of GBP1,000 each)

3.625% Notes due 28/04/2014 (XS0218279759)
fully paid
(Represented by notes to bearer of EUR100,000 each)

Floating Rate Notes due 15/06/2010 (XS0221448805)
fully paid
(Represented by notes to bearer of EUR10,000 each)

Floating Rate Notes due 01/08/2007 (XS0225926533)
fully paid

(Represented by notes to bearer of EUR100,000 each)

Floating Rate Dated Subordinated Notes due 31/03/2054 (XS0215817718)
fully paid
(Represented by notes to bearer of GBP100,000 each)

Floating Rate Notes due 17/08/2009 (XS0226623097)
fully paid
(Represented by notes to the bearer of JPY10,000,000 each)

Floating Rate Notes due 21/03/2011 (XS0230455163)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 22/09/2008 (XS0229808588)
fully paid
(Represented by notes to bearer of EUR100,000 each)

Floating Rate Notes due 20/11/2015 (XS0236235361)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 23/05/2011 (XS0236339494)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 24/01/2011 (XS0240945377)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP1,000 thereafter)

Floating Rate Notes due 29/07/2011 (XS0242632742)
fully paid
(Represented by notes to bearer of GBP1,000 each)

0.10% Notes due 22/01/2009 (XS0246224280)
fully paid
(Represented by notes to bearer of JPY10,000,000 each)

Floating Rate Notes due 08/03/2011 (XS0246855356)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 21/09/2011 (XS0248446840)
fully paid
(Represented by notes to bearer of GBP1,000 each)

Floating Rate Notes due 10/05/2012 (XS0254736472)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP1,000 thereafter)

Floating Rate Notes due 12/11/2010 (XS0254039596)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP50,000 thereafter)

Floating Rate Notes due 20/09/2011 (XS0267636495)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 11/10/2011 (XS0270854317)
fully paid
(Represented by notes to bearer of USD100,000 each)

5.500%/Floating Rate Callable Step-Up Dated Subordinated Notes due 15/01/2018 (XS0276330643)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP1,000 thereabove)

Floating Rate Notes due 19/01/2012 (XS0283152956)
fully paid
(Represented by notes to bearer of GBP50,000 each)

4.90% Notes due 01/02/2047 (XS0281590488)
fully paid
(Represented by notes to bearer of EUR50,000 each)

5.625% Notes due 02/02/2013 (XS0285390026)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP50,000 thereafter)

5.93% Notes due 19/02/2010 (XS0286556229)
fully paid
(Represented by notes to bearer of GBP50,000 each)

Floating Rate Notes due 14/02/2013 (XS0288171696)
fully paid
(Represented by notes to bearer of GBP50,000 each)

Floating Rate Notes due 23/02/2009 (XS0287966179)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 23/03/2009 (XS0292638847)
fully paid
(Represented by notes to bearer of GBP50,000 each)

Floating Rate Notes due 11/05/2009 (XS0300152740)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 08/06/2009 (XS0303878135)
fully paid
(Represented by notes to bearer of EUR50,000 each)

Floating Rate Notes due 22/08/2013 (XS0318465795)
fully paid
(Represented by notes to bearer of GBP50,000 each and integral multiples of GBP1,000 in excess thereof up to and including GBP99,000)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

END

SUSIIFFRALIAFIT

Bradford & Bingley

Bradford & Bingley plc

25 September 2008

Bradford & Bingley streamlines operations

Bradford & Bingley (the Company) today announces a series of initiatives to streamline its business operations and improve efficiency.

Realignment of operations

Due to the wider economic environment and the significantly reduced volume of new mortgage applications, the Company is taking action to realign its cost base in three areas:

- Closure of the mortgage processing centre in Borehamwood, Hertfordshire.
- Significant reduction in intermediary sales team.
- Redundancy of all remaining branch based mortgage advisors.

These actions will result in the loss of 370 roles, with a targeted annualised cost savings of £15 million and anticipated one-off costs of £14 million, the details of which are as follows.

Existing activities at the Company's mortgage processing centre in Borehamwood will transfer to the Company's larger operations centre in Bingley, West Yorkshire. It is anticipated that the workload from the Borehamwood site will be absorbed within the current staff at these central locations. Therefore, as a result of the closure of Borehamwood centre 300 staff located there will be made redundant. It is expected that the site will close in the first quarter of 2009.

As announced at our Interim results, in the first half of 2008 the Company reduced the number of mortgage advisers in the branches from 160 to 50 due to lower mortgage volumes. In order to further align the shape of the business to operate efficiently, the Company has taken the decision to remove the remaining mortgage advisers from the branch network. The Company will also restructure its Intermediary Distribution team, reducing selling and support capability to reflect its lower lending ambitions, whilst retaining a sufficiently strong presence to enable it to respond quickly to a return to growth.

The Company has no plans to reduce the number of branches which are at the heart of the business, and will be expanding the arrears function by around 70 positions to increase collections capacity.

The Company also confirms it is reviewing its Head Office support functions to reduce its costs to a level that is sustainable in the long term. This will result in a further reduction in staff numbers.

Sale of Treasury Assets
Since 30 June 2008, the Company has disposed of a number of assets within its structured finance portfolio to minimise the risk on the Balance Sheet. All remaining CLO securities, CDO securities and SIVs have now been sold or written down to zero. This has reduced the value of our structured finance portfolio from £747m at 30 June to £494m (based on end-August mark-to-market prices for the remaining assets).

Additionally, the Company has disposed of £40m of asset-backed securities held within its liquidity portfolio.

Following the sale and write down of the CDOs, CLOs and SIVs, the Company's structured finance portfolio consists solely of Principal Protected Notes to the value of £434m and Credit Funds of £60m.

Richard Pym, Chief Executive, said:
"The changes we have announced today focus the business as a strong savings bank, reduce the size of our lending activities, and increase our capacity in arrears collection.

We are a strongly capitalised bank now undertaking a complex transition with regrettable job losses, but we are planning to put the problems of the past behind us and have a business which is fit for purpose going forward."

ENDS

Additional information

Sale of Treasury Assets
The combined pre-tax loss on sale for these disposals is £50.8m. The sale of these assets reduces shareholders' funds by the post-tax amount of £36.6m as many of the disposed assets have already been previously written down through the Available For Sale (AFS) reserve on the Balance Sheet. As a consequence, a pre-tax amount of £66.6m has been transferred to the Income Statement from the AFS reserve. Additionally, a number of unsold CDOs and SIVs have been written down to zero since 30 June, incurring a pre-tax impairment charge of £15.3m, and the remaining value of synthetic CDOs and CLOs was written to zero in July through a pre-tax fair value charge of £1.1m.

Summary Income Statement impact of Treasury Assets from 30 June 2008 to 24 September 2008

	£m
Loss on sale	(£50.8)
Impairment	(£15.3)
Fair value charge	(£1.1)
Transfer from AFS reserve	(£66.6)
Total Income Statement impact	**(£133.8)**

Structured finance portfolio at 24 September 2008

	Total £m[1]	AAA	AA	A	BBB	CCC & Below	Total
PPNs	434.1	53%	43%	4%	-	-	100%
Non synth CDOs	-	-	-	-	-	-	-
Synthetic CDOs	-	-	-	-	-	-	-
Non synth CLOs	-	-	-	-	-	-	-
Synthetic CLOs	-	-	-	-	-	-	-
SIVs	-	-	-	-	-	-	-
Credit funds	59.5	-	-	60%	40%	-	100%
Total	**493.6**	**47%**	**38%**	**11%**	**4%**	**-**	**100%**

Analysis of investment by geographic region

	Total £m[1]	UK	Europe	US	Other	Total
PPNs	434.1	55%	40%	4%	1%	100%
Non synth CDOs	-	-	-	-	-	-
Synthetic CDOs	-	-	-	-	-	-
Non synth CLOs	-	-	-	-	-	-
Synthetic CLOs	-	-	-	-	-	-
SIVs	-	-	-	-	-	-
Credit funds	59.5	-	100%	-	-	100%
Total	**493.6**	**48%**	**47%**	**4%**	**1%**	**100%**

Analysis of investment by type of asset

	Total £m[1]	Mortgage Backed Securities	Asset Backed Securities	Corporate Loans	Other	Total
PPNs	434.1	-	5%	79%	16%	100%
Non synth CDOs	-	-	-	-	-	-
Synthetic CDOs	-	-	-	-	-	-
Non synth CLOs	-	-	-	-	-	-
Synthetic CLOs	-	-	-	-	-	-
SIVs	-	-	-	-	-	-
Credit funds	59.5	-	-	80%	20%	100%
Total	**493.6**	**-**	**4%**	**79%**	**17%**	**100%**

Note 1: Valuation of remaining assets based on prices as at 31 August 2008

Restructure of GMAC contract
As announced on 23 September, the Company and GMAC-RFC confirmed that they have successfully renegotiated the terms of their mortgage forward sale agreement.

Under the original terms of the agreement, signed in December 2006, the Company agreed to purchase a minimum of £350m of UK mortgage assets per quarter, with £1.75bn remaining to be purchased before the end of 2009.

Both businesses have agreed to revise the terms of this agreement to their mutual benefit whereby £500m of loans will be acquired in Q4 2008 and between £225m and £250m in Q1 2009 after which the agreement will cease. GMAC-RFC will receive in lieu, the equivalent of the premium that would have been paid should the agreement have run the full term.

Contacts:

Media Relations
Tony McGarahan
+44 (0) 20 7067 5511
+44 (0) 7501 500164
Matthew Newton, Finsbury
+44 (0) 20 7251 3801

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Bradford & Bingley

Bradford & Bingley plc

Covered Bond

Bradford & Bingley plc are pleased to announce that Barclays Bank PLC have agreed to act as interest rate swap provider in their Covered Bond programme. Bradford & Bingley previously acted in this capacity. This change is effective as of 22 September 2008.

ENDS

Contacts:

Media Relations
Tony McGarahan
+44 (0) 20 7067 5511
+44 (0) 7501 500164
Matthew Newton, Finsbury
+44 (0) 20 7251 3801

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Bradford & Bingley

Bradford & Bingley plc

Bradford & Bingley and GMAC-RFC announce new terms for mortgage agreement

Bradford & Bingley (the Company) and GMAC-RFC confirm today that they have successfully renegotiated the terms of their mortgage forward sale agreement.

Under the original terms of the agreement, signed in December 2006, the Company agreed to purchase a minimum of £350m of UK mortgage assets per quarter, with £1.75bn remaining to be purchased before the end of 2009.

Both businesses have agreed to revise the terms of this agreement to their mutual benefit whereby £500m of loans will be acquired in Q4 2008 and between £225m and £250m in Q1 2009 after which the agreement will cease. GMAC-RFC will receive in lieu, the equivalent of the premium that would have been paid should the agreement have run the full term.

ENDS

Contacts:

Media Relations
Tony McGarahan
+44 (0) 7501 500164
Matthew Newton, Finsbury
+44 (0) 20 7251 3801

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 22 September 2008 that Citigroup Global Markets UK Equity Limited have a notifiable interest in 4.67% of the total voting rights in Bradford & Bingley plc (67,514,183 shares) following transactions undertaken on 18 September 2008.

23 September 2008

END

REG-Bradford&Bingley PLC Second Price Monitoring Extn

Released: 22/09/2008
com:20080922:RnsV0170E

RNS Number : 0170E

Bradford & Bingley PLC

22 September 2008

A Second Price Monitoring Extension has been activated in this security.

A Second Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

This information is provided by RNS

The company news service from the London Stock Exchange

END

APMPUUCCBUPRGAP

Bradford & Bingley

REG-Bradford&Bingley PLC Price Monitoring Extension

Released: 22/09/2008
com:20080922:RnsV0139E

RNS Number : 0139E

Bradford & Bingley PLC

22 September 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

This information is provided by RNS

The company news service from the London Stock Exchange

END

PMEBUGDCLXDGGID

18 September 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**September 2008**	**August 2008**
Outstanding current balance of mortgages	£11,122,850,468	£11,183,164,367
Number of mortgages	119,439	119,897
Average loan balance	£93,126	£93,273
Average LTV	60.10%	60.28%
Weighted average HPI LTV	72.12%	71.99%
Arrears:		
1 month +	3.87%	3.32%
3 months +	0.87%	0.50%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley

15 September 2008

Aire Valley Finance (No. 2) PLC (the "Company")

£892,500,000 Class A Mortgage Backed Floating Rate Notes due December 2031 (XS0118669307);
£57,500,000 Class B Mortgage Backed Floating Rate Notes due December 2031 (XS0118671204);
£50,000,000 Class C Mortgage Backed Floating Rate Notes due December 2031 (XS0118671543)

The Company announces that today it has redeemed the entire issue of its (1) £892,500,000 Class A Floating Rate Notes Due December 2031, (2) £57,500,000 Class B Floating Rate Notes Due December 2031 and (3) £50,000,000 Class C Floating Rate Notes Due December 2031 (the "Notes"). As a result of the redemption, the listing of the Notes on the Official List of the United Kingdom Listing Authority will be cancelled with effect from (and including) 15 September 2008.

Contacts:
Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**September 2008**	**June 2008**
Outstanding current balance of mortgages	£267,199,322	£286,824,303
Number of mortgages	3,104	3,290
Average loan balance	£86,082	£87,181
Average LTV	60.71%	61.11%
Arrears:		
1 month +	0.16%	0.36%
3 months +	0.13%	0.03%
12 months +	0.00%	0.00%

END

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

Bradford & Bingley

REG-Bradford&Bingley PLC Notification of Publication o

Released: 09/09/2008
com:20080909:RnsI0685D

RNS Number : 0685D

Bradford & Bingley PLC

09 September 2008

BRADFORD & BINGLEY PLC9 September 2008
For immediate release

NOTIFICATION OF PUBLICATION OF OFFERING CIRCULAR

The following Offering Circular has been approved by the UK Listing Authority and is available for viewing:

Offering Circular dated 9 September 2008 relating to a US$20,000,000,000 Medium Term Note Programme with Bradford & Bingley plc as issuer.

In addition, a copy of the Offering Circular (together with the information incorporated therein by reference) has been filed with, and is available for viewing at, the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account of US persons (as defined in Regulation S under the Securities Act).

Your right to access this service is conditional upon complying with the above requirement.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0685D_1-2008-9-9.pdf

Documents to be incorporated by reference:

B&B's 2006 Annual Report and Accounts

http://www.rns-pdf.londonstockexchange.com/rns/0685D_2-2008-9-9.pdf

B&B's 2007 Annual Report and Accounts

http://www.rns-pdf.londonstockexchange.com/rns/0685D_3-2008-9-9.pdf

B&B's Interim Management Statement dated 22 April 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_4-2008-9-9.pdf

B&B's Press Release dated 14 May 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_5-2008-9-9.pdf

B&B's Press Release dated 19 May 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_6-2008-9-9.pdf

B&B's Press Release dated 2 June 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_7-2008-9-9.pdf

B&B's rights issue circular posted on 10 June 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_8-2008-9-9.pdf

Resolution Limited's Press Release dated 23 June 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_9-2008-9-9.pdf

B&B's Press Release dated 23 June 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_10-2008-9-9.pdf

B&B's Press Release dated 24 June 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_11-2008-9-9.pdf

B&B's rights issue prospectus dated 24 June 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_12-2008-9-9.pdf

B&B's Press Release dated 3 July 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_13-2008-9-9.pdf

B&B's Press Release dated 4 July 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_14-2008-9-9.pdf

B&B's supplementary circular relating to the rights issue posted on 7 July 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_15-2008-9-9.pdf

B&B's Press Release dated 11 July 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_16-2008-9-9.pdf

B&B's supplementary rights issue prospectus dated 11 July 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_17-2008-9-9.pdf

B&B's Press Release dated 17 July 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_18-2008-9-9.pdf

B&B's Press Release dated 18 August 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_19-2008-9-9.pdf

B&B's Interim Financial Report for the 6 months ended 30 June 2008 published on 29 August 2008

http://www.rns-pdf.londonstockexchange.com/rns/0685D_20-2008-9-9.pdf

For further information, please contact:

Bradford & Bingley plc
Croft Road
Crossflatts
Bingley

West Yorkshire BD16 2UA

END

END

PDIUUUMPBUPRGCB

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 5 September 2008 that Barclays plc have a notifiable interest in 7.02% of the total voting rights in Bradford & Bingley plc (101,440,360 shares) following transactions undertaken on 3 September 2008. The full names of the underlying shareholders subject to the notification are

Barclays Bank PLC
Barclays Bank Trust Company Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank and Trust Ltd
Barclays Private Bank Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Jersey) Ltd

5 September 2008

END

Bradford & Bingley

Bradford & Bingley plc

Directorate Change

5 September 2008

Further to the recent announcement that Mark Stevens, Group Sales Director, intended to step down from the Board, Bradford & Bingley announces that his resignation as an Executive Director is effective from 4 September 2008.

Ends

Contacts:

Media Relations
Tony McGarahan
+44 (0) 20 7067 5511
+44 (0) 7501 500164
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Bradford & Bingley

Bradford & Bingley plc

Directorate Change

1 September 2008

Bradford & Bingley announces that Mark Stevens, Group Sales Director, has today (1 September 2008) given six months' notice of resignation of his position as an Executive Director of the Board. An exact date for his departure from the Group will be agreed subsequently which is expected to be by the end of September.

Richard Pym, B&B's Chief Executive, said: "I had wanted Mark to stay but he has made a personal decision to leave us. We thank him for his contribution to the Group over the past five years and wish him well for the future".

Ends

Contacts:

Media Relations
Tony McGarahan
+44 (0) 20 7067 5511
+44 (0) 7501 500164
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

END